Exhibit 99.1

DHX MEDIA RESCHEDULES ITS FISCAL 2016 YEAR-END AND
FOURTH QUARTER RESULTS RELEASE AND CONFERENCE CALL

HALIFAX, NS – 23 September 2016 – DHX Media (or the "Company") (NASDAQ: DHXM; TSX: DHX.A, DHX.B), the world's leading independent, pure-play children’s content company, has rescheduled its fiscal 2016 year-end and fourth quarter results release to before market opens on Wednesday, September 28, 2016. The company has also rescheduled its conference call for analysts and investors to 9:00 a.m. ET on September 28, 2016. Senior DHX management will host the call to discuss the Company's results. Media are welcome to listen in.

Conference call numbers:
To access the call, please dial +1(888) 231-8191 toll-free or +1(647) 427-7450 internationally. Please allow 10 minutes to be connected to the conference call.

Replay: Instant replay will be available approximately two hours after the call on +1(855) 859-2056 toll free or +1(416) 849-0833, and passcode 81868291, until 11:59 p.m. ET on October 5, 2016.

For more information, please contact:

Investor Relations: Nancy Chan-Palmateer – Director, Investor Relations, DHX Media Ltd.
nancy.chanpalmateer@dhxmedia.com
+1 416-977-7358

Media: Shaun Smith – Director, Corporate Communications, DHX Media Ltd.
shaun.smith@dhxmedia.com
+1 416-977-7230

About DHX Media
DHX Media Ltd. (www.dhxmedia.com) is the world's leading independent, pure-play kids' content company. Owner of the world's largest independent library of kids' and family content, at more than 11,500 half-hours, DHX Media is recognized globally for such brands as Teletubbies, Yo Gabba Gabba!, Caillou, In the Night Garden, Inspector Gadget, Make It Pop, Slugterra and the multiple award-winning Degrassi franchise. DHX Media is comprised of four main business units: DHX Studios creates high-quality original entertainment at its Vancouver and Halifax animation studios, its Toronto live-action studio, and in working with top international producers; DHX Distribution is a major provider of content to the global market; DHX Television, home to the Family suite of channels, is dedicated to delivering best-in-class programming to Canadian families; and DHX Brands specializes in creating, building and managing high-profile global entertainment brands within the children's and young-adult markets. DHX Media also owns the full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), which represents numerous entertainment, sport and design brands. DHX Media has offices in 15 cities worldwide, including Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich, Amsterdam and Beijing. The Company is listed on the NASDAQ Global Select Market under the ticker symbol DHXM, and on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	HALIFAX 1478 Queen Street 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd. Suite 800 Hollywood, CA 90028 +1 323-790-8840	VANCOUVER 190 Alexander Street 6th Floor Vancouver, BC V6A 1B5 +1 604-684-2363	LONDON 1 Queen Caroline Street 2nd Floor London, W6 9HQ, UK +44 20-8563-6400

Disclaimer
This press release contains "forward-looking statements" under applicable securities laws with respect to DHX including, without limitation, statements regarding the timing of the Company’s release of financial results, estimates of the size of the Company’s library, and the business strategies and operational activities of DHX. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company's annual report on Form 40-F filed with the SEC. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	HALIFAX 1478 Queen Street 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd. Suite 800 Hollywood, CA 90028 +1 323-790-8840	VANCOUVER 190 Alexander Street 6th Floor Vancouver, BC V6A 1B5 +1 604-684-2363	LONDON 1 Queen Caroline Street 2nd Floor London, W6 9HQ, UK +44 20-8563-6400